KB

U.S. SECURIT[illegible]MISSION
W

03014863

SO 3/6/03 [illegible]

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers & Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8 - 21409

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Advest, Inc.

Official Use Only

Firm ID No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

90 State House Square
(No. and Street)

Hartford	Connecticut	06103
(City)	(State)	(Zip Code)

SEC MAIL RECEIVED PROCESSING
MAR 04 2003
SECTION

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donna Sawan (860) 509-1000
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name -- if individual, state last, first, middle name)

Pricewaterhouse Coopers L.L.P.

100 Pearl Street	Hartford	Connecticut	06103
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Account
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.*
See section 210.17a-5(e)(2).

OATH OR AFFIRMATION

I, Donna Sawan , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Advest, Inc., as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Executive Vice President and
Chief Financial Officer

Title

Mary L Plaut
Notary Public

MARY L. PLAUT
NOTARY PUBLIC
MY COMMISSION ENDS DECEMBER 31, 2003

This report ** contains (check all applicable boxes):

X	(a)	Facing Page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (Loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
X	(f)	Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
X	(i)	Information relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of financial condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of of the previous audit

Advest, Inc.

(a wholly-owned subsidiary of The Advest Group, Inc.)

Statement of Financial Condition

December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors and Stockholder of Advest, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Advest, Inc. (the "Company," a wholly-owned subsidiary of The Advest Group, Inc.) at December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 7, 2003

Advest, Inc.
(a wholly-owned subsidiary of The Advest Group, Inc.)
Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	2,522,709
Cash and investments segregated under federal and other regulations		3,119,736
Securities inventory, at market value, held at clearing broker		726,358,450
Receivable from clearing broker		2,989,600
Loans and other receivables		65,527,371
Equipment and leasehold improvements, net		10,787,938
Exchange memberships, at cost (latest sales prices of $4,392,500)		4,696,500
Goodwill		153,754,493
Other assets		23,974,409
Total assets	$	993,731,206
Liabilities		
Securities sold, not yet purchased, at market value	$	586,768,502
Accrued compensation and benefits		46,926,046
Checks payable		3,488,362
Accounts payable and other accrued expenses		22,515,758
Total liabilities		659,698,668
Commitments and contingent liabilities (Note 10)		
Subordinated borrowing		10,000,000
Stockholder's Equity		
Common stock, $1.00 par; authorized 1,000, issued and outstanding 1,000		1,000
Additional paid-in capital		296,485,339
Retained earnings		28,635,969
Accumulated other comprehensive income, net		(1,089,770)
Total stockholder's equity		324,032,538
Total liabilities and stockholder's equity	$	993,731,206

The accompanying notes are an integral part of this statement of financial condition.

1. Summary of Significant Accounting Policies

Organization
Advest, Inc. (the "Company") is a wholly-owned subsidiary of The Advest Group, Inc. (the "Parent") and, ultimately of The MONY Group Inc. ("MONY") and is a registered broker-dealer under the Securities Exchange Act of 1934. The Company provides securities brokerage, trading, investment banking and asset management services to retail and institutional investors through 100 sales offices in 18 states and Washington, DC.

The Firm introduces all of its customer transactions, which are not reflected in these financial statements, to a clearing broker, which executes, clears, and carries such transactions on a "fully disclosed" basis. The Company's proprietary transactions are also executed and cleared through the clearing broker (see Note 2).

Basis of Presentation
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash equivalents are defined as short-term, highly liquid investments with an original maturity of three months or less.

Securities Inventory, Held at Clearing Broker, and Securities Sold, Not Yet Purchased
Securities inventory and securities sold, not yet purchased, are valued at market with realized and unrealized gains and losses reflected in current period revenues as principal transactions, net. Securities inventory consists of trading account securities which are generally held for resale within a relatively short time frame. Securities sold, not yet purchased represent an obligation of the Company to acquire the securities at prevailing market prices in the future. The Company uses closing exchange prices or dealer quotes in active markets to value securities owned, and securities sold, but not yet purchased.

Periodically, Advest receives stock warrants in connection with its investment banking activities. Warrants are carried at their fair value which is determined using a Black-Scholes model, or another standard option valuation technique.

Commissions
The Company earns commissions from clients for execution of securities, mutual funds, and insurance transactions. Commission income and related expenses are recorded on a trade-date basis.

Asset Management Fees
Asset management fees are computed based on the market value of assets in the Company's managed accounts program, and are generally recognized over the period the related service is provided based on contractual terms.

Equipment and Leasehold Improvements
Equipment and leasehold improvements are carried at cost. Depreciation of equipment for financial accounting purposes is calculated using the straight-line method and is based upon the estimated useful lives of the assets ranging from three to ten years. Leasehold improvements are amortized over the shorter of the terms of the respective leases or the estimated useful lives of the improvements. At December 31, 2002, accumulated depreciation and amortization was $26,548,931.

Excess Cost Over Fair Value of Net Assets Acquired
The excess cost over the fair value of net assets of acquired companies is recorded as goodwill. On January 1, 2002, the Company adopted the Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") 142, "Goodwill and Other Intangible Assets," as required. SFAS 142 created a new accounting model for intangible assets deemed to have an indefinite life. SFAS 142 eliminates the practice of amortizing goodwill through periodic charges to earnings and establishes a new methodology for reporting and measuring goodwill and other intangible assets. In accordance with the standard, the Company ceased goodwill amortization. Although goodwill is no longer amortized, SFAS 142 requires goodwill to be evaluated for impairment at least annually, and written down through earnings when impaired. The Company's annual evaluation of its goodwill during 2002 resulted in no impairment loss. Had the Company amortized goodwill, the charge would have been $7.4 million during 2002.

Computer Software
Costs associated with the purchase of computer software are capitalized and amortized using the straight-line method. Included in other assets at December 31, 2002 is $3,663,361 of costs related to computer software used to meet the needs of the Company.

Investment Banking
Investment banking revenues are recorded, net of syndicate expenses, on the settlement date for management fees and sales concessions, and on the dates the underwriting syndications are closed for underwriting fees. Advisory fees are recorded when the services related to the underlying transaction are completed under the terms of the engagement.

Income Taxes
The Company is included in the consolidated income tax returns filed by MONY. Current and deferred income taxes are allocated by MONY to its consolidated subsidiaries based upon the application of Statement of Financial Accounting Standards ("SFAS") 109, "Accounting for Income Taxes", to each subsidiary as if it were a separate taxpayer. SFAS 109 requires the use of the asset/liability method of accounting for income taxes. Deferred income taxes are recognized for the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based on enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. Current and deferred taxes are settled with MONY, through an intercompany account, on a current basis.

Other Comprehensive Income
In accordance with SFAS 87, "Employers' Accounting for Pensions," the Company must record a liability related to the Advest Executive Defined Benefit Plan. This adjustment, at December 31, 2002, amounts to $1,089,770, net of tax, and is presented as accumulated other comprehensive income, shown as a separate component in stockholder's equity.

Accounting Pronouncements
In August 2001, the FASB issued SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supersedes FASB 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement establishes a single accounting model, based upon the framework established in SFAS 121 for long-lived assets to be disposed of by sale. In addition, the statement resolves implementation issues related to SFAS 121, including removing goodwill from its scope. SFAS 144 was effective for fiscal years beginning after December 15, 2001. The effect of adoption of SFAS 144 had no effect on the Company's financial condition, results of operations or cash flows.

In June 2002, the FASB issued SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Management does not believe that adoption of this SFAS will have a material impact on the Company's financial condition, results of operations or cash flows.

2. Significant 2002 Transactions

Wexford Clearing Services Corporation Agreement
On May 31, 2001, the Company entered into an Agreement with Wexford Clearing Services Corporation ("Wexford") providing that Wexford would execute orders and carry accounts for the Company's customers, as well as the Company's proprietary accounts, on a fully disclosed basis. The conversion date for most aspects of this new relationship occurred on January 18, 2002. With the effectiveness of this conversion, the Company has outsourced a majority of its brokerage processing operations to Wexford. As a result of the outsourcing, approximately 155 operations positions in the Company's Hartford and New York offices have been eliminated. In addition, the Company's efforts to integrate its technology base with MONY resulted in the relocation of about 30 information services positions from Hartford to MONY's Syracuse location. Severance and other costs associated with the outsourcing and technology integration were recorded as additions to liabilities at the time of the merger of the Parent with MONY which occurred on January 31, 2001.

Lebenthal & Co., Inc.
On November 30, 2001, MONY and the Parent completed the acquisition of Lebenthal & Co., Inc. ("Lebenthal") in a merger transaction, accounted as a purchase. As a result of this merger and associated transactions, Lebenthal became a subsidiary of the Parent. Effective June 8, 2002, the

Parent contributed the municipal bond and retail branch business operating assets to the Company, and the related operating results are included in the Statement of Operations since that date. Since its founding in 1925, Lebenthal has specialized in the sale of municipal bonds to individual investors. In recent years, Lebenthal has significantly expanded its product offerings to include stocks, mutual funds, annuities, insurance, estate planning, managed money, and retirement accounts.

3. Related Party Transactions

The Company makes payments on behalf of the Parent and subsidiaries of the Parent. These payments are settled through intercompany accounts which are included in loans and other receivables on the Statement of Financial Condition.

MONY charges the Company for certain shared services, including technology services and office space. In addition, MONY makes certain payments on behalf of the Company. These charges and payments are settled through an intercompany account which is included in loans and other receivables on the Statement of Financial Condition.

4. Financial Instruments

As of December 31, 2002, the Company's securities inventory consisted of the following, at market value:

	Securities inventory	Securities sold, not yet purchased
Corporate obligations	$460,186,125	$439,060,711
State and municipal obligations	129,883,873	2,001,263
US government and agency obligations	108,225,895	132,576,497
Mortgage-backed securities	24,770,013	11,828,043
Stocks and warrants	3,292,544	1,301,988
	$726,358,450	$586,768,502

The Company uses financial futures contracts solely to manage the risk associated with its state and municipal, corporate obligations and mortgage-backed securities trading inventories. These derivative transactions are entered into when inventory levels exceed pre-determined thresholds specified in the Company's risk management policy, which was developed and is reviewed at least annually by the Chief Executive Officer of the Parent. Derivatives are considered off-balance-sheet instruments because their notional amounts are not recorded on the Statement of Financial Condition. However, the fair values of the Company's futures contracts, which are based on quoted exchange prices, are reflected in the Statement of Financial Condition within securities inventory with the daily change in market value reflected in revenue from principal transactions, net.

The Company's average fair value of futures contracts during the year ended December 31, 2002 was $14,370,036. At December 31, 2002 the market value of open positions was $15,761,422.

The Company is exposed to off balance sheet risk related to securities sold, not yet purchased and financial futures sold. These transactions obligate the Company to repurchase such securities and futures at prevailing market prices in the future. These obligations are recorded in the Statement of

Financial Condition at the market values at December 31, 2002, and the Company will incur a loss if the market value of the securities or futures increases.

Market Risk

During its normal course of business, Advest engages in the trading of securities, primarily fixed income, in both a proprietary and market making capacity, and holds securities for trading, rather than investment, purposes. Advest makes a market in certain investment-grade corporate bonds, mortgage-backed securities, municipal bonds and over-the-counter equities in order to facilitate order flow and accommodate its retail and institutional customers.

Market risk represents the potential change in the value of financial instruments due to fluctuations in interest rates, foreign currency exchange rates, equity and commodity prices. In the course of its trading and hedging activities, the Company is exposed to interest rate and equity price risk.

The Company is exposed to market risk arising from changes in interest rates. Advest's management seeks to reduce the risk of its trading portfolio on an aggregate basis. Its risk management activities include inventory and hedging policies. Inventory policies reflect the level of aggregate short and long positions that may be held for trading and are specified by product line. Risk management strategies also include the use of derivatives, principally exchange-traded futures contracts.

The Company is exposed to equity price risk as a result of making a market in over-the-counter equity securities. Equity price risk arises from changes in the price and volatility of equity securities.

The Company has performed a value at risk analysis (VaR) of its trading financial instruments and derivatives. Our risk management practice includes performing monthly VaR of our entire firm, and daily VaR of our entire institutional trading inventory. The value at risk calculation uses standard statistical techniques to measure the potential loss in fair value based upon a one-day holding period and a 95% confidence level.

5. Receivable from Clearing Broker

Receivable from clearing broker primarily represents net cash balances on deposit, commissions, interest and trading profits receivable, clearing fees and borrowings to finance securities inventories. At times during the year, the balance with the clearing broker can be net payable. The Company is subject to credit risk should the clearing broker be unable to repay the balance reflected on the Statement of Financial Condition. However, the Company does not anticipate non-performance. The carrying value approximates the fair value as the balance is short-term and interest-bearing.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The

Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

6. Subordinated Borrowing

At December 31, 2002 the Company had a $10,000,000 subordinated borrowing outstanding to the Parent. Under terms of this agreement, the principal is due December 31, 2006, unless accelerated at the Parent's option, with interest payments due semi-annually in June and December. The borrowing bears interest at 8% per annum, and is subordinated to the claims of general creditors. The borrowing has been approved by the New York Stock Exchange ("NYSE") and is available to the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such loan is required for the Company's minimum net capital requirements, it may not be repaid.

7. Employee Compensation and Benefit Plans

Advest Thrift Plan
The Parent maintains The Advest Thrift Plan (the "Thrift Plan") which is a qualified 401(k) plan. All employees who are scheduled to work at least 20 hours per week and are not classified as temporary employees are eligible to participate beginning on the first day of a month following their commencement of employment. However, an employee will be eligible to receive Parent contributions only after having completed one year of service. For the calendar 2002 plan year the Parent made a contribution of 100% of participants' contributions to their Thrift Plan accounts up to 2% of compensation and a direct contribution to participants' Thrift Plan accounts equal to 1.5% of compensation.

Defined Benefit Plans
The Company's Account Executive Nonqualified Defined Benefit Plan (the "AE Defined Benefit Plan"), effective October 1, 1992, as amended and restated, offers certain high-performing financial advisors retirement benefits based upon a formula reflecting their years of service, the gross commissions they generate and Company contributions to their Thrift Plan 401(k) accounts. During fiscal 2000, the Company amended the AE Defined Benefit Plan to permit commencement of benefit distributions at age 55 under some circumstances, and to provide other enhanced benefits to participants. During fiscal 2002, the Company further amended the AE Defined Benefit Plan to permit commencement of benefits at age 55 under some circumstances, and to alter the formula under which the benefits of certain participants are calculated.

The Parent's Executive Nonqualified Post-Employment Income Plan (the "Executive Defined Benefit Plan"), effective October 1, 1993, as amended, provides certain senior executives with income for 10 years after retirement equal to a percentage of their final average earnings based upon a formula reflecting years of service, assumed social security benefits and Parent contributions to certain other benefit plans on the executive's behalf.

Although the AE Defined Benefit Plan and the Executive Defined Benefit Plan are considered to be "unfunded", assets have been set aside in revocable trusts for each to fund future payments. These trusts are available to general creditors of the Parent in the event of liquidation. The fair value of these trusts, which are included in securities inventory and other assets at December 31, 2002, was $18,874,768, which amount was less than the projected benefit obligation by $6,231,658.

The following table sets forth the status of the AE Defined Benefit Plan and Executive Defined Benefit Plan as well as amounts recognized in the Company's financial statements at December 31, 2002:

Change in benefit obligations:	
Benefit obligation, beginning of year	$15,947,283
Service cost	1,358,385
Interest cost	1,189,188
Amendments	4,478,618
Actuarial loss	2,412,539
Benefits paid	(279,587)
Benefit obligation, end of year	$25,106,426
Funded status	$(25,106,426)
Unrecognized actuarial loss	2,328,830
Unrecognized prior service cost	4,478,618
Accrued benefit cost	(18,298,978)
Fourth quarter contribution	972,406
Adjusted accrued benefit cost	$(17,326,572)
Amount recognized in the Statement of Financial Position consist of:	
Accrued benefit liability	$(24,624,664)
Intangible asset	4,478,618
Accumulated other comprehensive income	1,847,068
Fourth quarter contribution	972,406
Net amount recognized	$(17,326,572)

Pension expense for the plans for the year ended December 31, 2002, included the following components:

Service cost	$1,358,385
Interest cost	1,189,188
Net benefit costs	$2,547,573

The following table provides the assumptions used in determining the projected benefit obligation for the plans for the year ended December 31, 2002:

Weighted-average discount rate	6.25%
Rate of increase in future compensation levels:	
AE Defined Benefit Plan	3.00%
Executive Defined Benefit Plan	4.43%

Effective January 1, 2003, the Company adopted a Financial Adviser Nonqualified Deferred Compensation Plan. This plan awards additional compensation on a deferred basis to financial advisors of the Company who achieve specified performance levels. This compensation vests at the end of the fifth year following the year for which the award is made and is subject to forfeiture if the financial adviser's employment terminates under certain circumstances prior to vesting.

Option and Stock Award Plans
Prior to the January 31, 2001 acquisition of the Parent by MONY, the Parent offered several plans allowing officers and other key employees of the Company and other Parent subsidiaries to acquire options to purchase shares of Parent common stock or restricted shares of Parent common stock. In connection with the acquisition by MONY, holders of these options received cash payments based upon the amount by which the merger price exceeded the applicable exercise price. Holders of restricted shares received a combination of cash and shares of MONY common stock. In some cases, the shares of MONY common stock received remain subject to restrictions previously applicable to the restricted Parent shares. As of December 31, 2002, stock awards of 36,354 restricted shares of MONY common stock were outstanding, with restrictions expiring at various dates through 2009. The deferred cost of the restricted stock awards is amortized on a straight-line basis based on vesting.

Management Incentive Plan
The Company has a Management Incentive Plan (the "MIP") that provides for incentive compensation to certain salaried employees. Compensation is presently based on the Company's pre-tax income. There was no MIP compensation for the year ended December 31, 2002.

Key Employee Incentive Plan
In connection with the January 31, 2001 acquisition by MONY, the Parent established the Key Employee Incentive Plan to promote the retention of key personnel and to provide performance-based incentives. The Key Employee Incentive Plan provided for aggregate incentives of up to $15 million based upon achievement of certain goals through January 31, 2003. No payments were made under the plan for the year ended December 31, 2002.

8. Regulatory

The Company is subject to the net capital rule adopted and administered by the NYSE and the SEC. The Company has elected to compute its net capital under the alternative method of the rule which requires the maintenance of minimum net capital equal to 2% of aggregate debit balances arising from customer transactions, as defined. The NYSE also may require a member firm to reduce its business if net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business and declaring cash dividends if net capital is less than 5% of aggregate debit balances. As of December 31, 2002, the Company's regulatory net capital of $41,765,531 exceeded required net capital by $40,765,531..

The Company maintains separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3, as determined by periodic computations. The rule allows the Company to maintain the required amounts in cash or qualified securities.

As a result of the outsourcing of clearing operations to Wexford (see note 2), the Company no

longer executes or clears customer trades, or maintains customer accounts. Certain customer balances do still remain, primarily as a result of securities failed to deliver and securities failed to receive. The asset and liability balances related to the run-off of these accounts are included in receivable from clearing broker and accounts payable and other accrued expenses, respectively, on the Statement of Financial Condition.

9. Income Taxes

The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. Accordingly, at December 31, 2002, the Company has recorded no valuation allowance against federal or state deferred tax assets based on reversals of existing taxable amounts, taxable income in carryback years and future taxable income. The Company settles both current and deferred taxes with the Parent through its intercompany account on a current basis.

10. Commitments and Contingent Liabilities

Leases

The Company conducts all of its operations from leased premises, and leases data processing and communication equipment under noncancelable operating leases primarily varying from one to ten years, with certain renewal options for similar terms. Minimum rentals based upon the original terms at December 31, 2002 are:

For the year ending December 31,	Office facilities	Communication and other equipment	Total
2003	$11,270,033	$2,661,577	$13,931,610
2004	9,997,659	1,503,341	11,501,000
2005	9,074,301	31,022	9,105,323
2006	7,618,397	--	7,618,397
2007	5,442,643	--	5,442,643
2008 through 2011	10,577,719	--	10,577,719
	$53,980,752	$4,195,940	$58,176,692

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. There were no open underwriting commitments at December 31, 2002.

Litigation

The Company has been named as defendant, or has been threatened with being named defendant in various actions, suits and proceedings before a court or arbitrator arising principally from its securities and investment banking business. Such matters involve alleged violations of federal and state securities laws and other laws. Certain of these actions claim substantial damages and, if determined adversely, could have a material adverse effect on the financial condition, results of operations or cash flows of the Company. In addition, from time to time the Company is a party to examinations and inquiries by various regulatory and self-regulatory bodies. While the outcome of

any litigation or inquiry is uncertain, management, based in part upon consultation with legal counsel, believes that the resolution of all inquiries and matters pending or threatened against the Company will have no material adverse effect on the financial condition, future results of operations or cash flows of the Company.

11. Fair Value of Financial Instruments

Fair values generally represent estimates of amounts at which a financial instrument could be exchanged between willing parties in a current transaction other than in forced liquidation. Where current exchange prices are not available, other valuation techniques are used, such as discounting the expected future cash flows.

The methods and assumptions used to estimate fair value follow. The fair value of other financial assets and liabilities are considered to approximate the carrying value due to the short-term nature of the financial instruments.

Securities Inventory, Held at Clearing Broker
Fair value is based upon quoted market prices, where available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities and adjusted for differences between the quoted instrument and the instrument being valued. Under SFAS 140, securities which can be sold or rehypothecated by the holder are classified as pledged securities owned, held at clearing broker. As all of the Company's securities are deposited with a clearing broker, they have been classified accordingly.

Borrowings
Management estimates that the fair value of the subordinated borrowing approximates the carrying value. This estimate was based on a discounting of expected interest and principal distributions at the market rate of similar recently issued securities.